Exhibit 99.1

4 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 3 June 2003 it purchased for cancellation 20,473 Ordinary Shares of ¹/зp each at an average price of 190.95 pence per share

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

5 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 4 June 2003 it purchased for cancellation 11,311 Ordinary Shares of ¹/зp each at an average price of 190.00p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

6 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 5 June 2003 it purchased for cancellation 70,822 Ordinary Shares of ¹/зp each at an average price of 188.45p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

11 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 10 June 2003 it purchased for cancellation 122,224 Ordinary Shares of ¹/зp each at an average price of 201.825p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

12 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 11 June 2003 it purchased for cancellation 127,755 Ordinary Shares of ¹/зp each at an average price of 197.786p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

19 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 18 June 2003 it purchased for cancellation 59,608 Ordinary Shares of ¹/зp each at a price of 200.75p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

20 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 19 June 2003 it purchased for cancellation 103,407 Ordinary Shares of ¹/зp each at an average price of 193p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

24 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 23 June 2003 it purchased for cancellation 104,233 Ordinary Shares of ¹/зp each at an average price of 192p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

25 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 24 June 2003 it purchased for cancellation 161,264 Ordinary Shares of ¹/зp each at an average price of 186p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

26 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 25 June 2003 it purchased for cancellation 170,759 Ordinary Shares of ¹/зp each at an average price of 175.7p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

27 June 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 26 June 2003 it purchased for cancellation 117,219 Ordinary Shares of ¹/зp each at an average price of 170.6p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com